SO
3/16

04001735

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH., D.C. 150 SECTION

UF 3-4-04

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO.
8-52501

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

UFS Securities, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

6801 S. 27th Street
(No. and Street)

Lincoln	**Nebraska**	**68512**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Melcher **(402) 323-1194**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

233 South 13th Street, Suite 1600	**Lincoln**	**Nebraska**	**68508**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Chad B. Melcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UFS Securities, L.L.C. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Name Chad B Melchar
Title VP

Notary Public

GENERAL NOTARY - State of Nebraska
AARON M. MILLER
My Comm. Exp. July 2, 2006

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors** N/A – Company has no such liabilities.
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3** N/A
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3** N/A
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act N/A
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation** N/A – These are not consolidated financial statements.
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report** N/A
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit** N/A
X	(o)	**Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Financial Statements and Schedule

(With Independent Auditors' Report Thereon)

December 31, 2003 and 2002

KPMG LLP
Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Independent Auditors' Report

The Members of
UFS Securities, L.L.C. and Subsidiary:

We have audited the accompanying consolidated statements of financial condition of UFS Securities, L.L.C. and subsidiary (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, members' equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UFS Securities, L.L.C. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Lincoln, Nebraska
February 6, 2004

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	2,098,888	588,784
Receivables from broker – dealers and clearing organizations		102,652	114,432
Income tax receivable		10,500	—
Prepaid expenses and other receivables		563,691	372,122
Furniture and equipment, at cost, less accumulated depreciation of $11,789 in 2002 $7,542 in 2002		10,356	11,397
Total assets	$	2,786,087	1,086,735
Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	241,720	195,487
Income taxes payable		—	35,000
Total liabilities		241,720	230,487
Members' equity:			
Contributed capital		550,000	550,000
Retained earnings		1,994,367	306,248
Total members' equity		2,544,367	856,248
Commitments			
Total liabilities and members' equity	$	2,786,087	1,086,735

See accompanying notes to consolidated financial statements.

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions, net of commissions incurred of $1,334,960 in 2003 and $1,071,087 in 2002	$	490,942	285,202
Investment advisory fees		354,360	262,476
Underwriting fees		2,232,650	2,538,916
Co-manager fee income		2,872,161	—
Placement fee income		845,452	167,464
Interest income		7,458	5,674
Other revenue		3,180	9,462
Total revenues		6,806,203	3,269,194
Expenses:			
Employee compensation and benefits		534,932	205,518
Consulting fees		256,405	225,118
General and administration		3,998,189	1,287,688
Licenses and registration		6,522	4,355
Communications and data processing		10,922	6,509
Occupancy		15,096	14,458
Professional services		46,018	40,130
Total expenses		4,868,084	1,783,776
Income before income tax expense		1,938,119	1,485,418
Income tax expense		—	35,000
Net income	$	1,938,119	1,450,418

See accompanying notes to consolidated financial statements.

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Members' Equity

Years ended December 31, 2003 and 2002

		Contributed capital	Retained earnings	Members' equity
Balance at December 31, 2001	$	550,000	55,830	605,830
Net income		—	1,450,418	1,450,418
Dividends paid		—	(1,200,000)	(1,200,000)
Balance at December 31, 2002		550,000	306,248	856,248
Net income		—	1,938,119	1,938,119
Dividends paid		—	(250,000)	(250,000)
Balance at December 31, 2003	$	550,000	1,994,367	2,544,367

See accompanying notes to consolidated financial statements.

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	1,938,119	1,450,418
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		4,247	3,635
(Increase) decrease in operating assets:			
Receivables from broker-dealers		11,780	2,295
Income tax receivable		(10,500)	—
Prepaid expenses and other receivables		(191,569)	(266,966)
Increase (decrease) in operating liabilities:			
Accounts payable		46,233	117,880
Income taxes payable		(35,000)	35,000
Net cash provided by operating activities		1,763,310	1,342,262
Cash used in investing activities, purchase of furniture and equipment		(3,206)	(3,591)
Cash used in financing activities, dividends		(250,000)	(1,200,000)
Net increase in cash and cash equivalents		1,510,104	138,671
Cash and cash equivalents at beginning of year		588,784	450,113
Cash and cash equivalents at end of year	$	2,098,888	588,784

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

UFS Securities, L.L.C. and subsidiary (the Company) is a broker-dealer registered under the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (NASD). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts. Until September 30, 2002, the Company was equally owned by Farmers & Merchants Investment, Inc. (F&M) and Union Financial Services, Inc. On September 30, 2002, Packer's Service Group, Inc., an affiliated company, acquired all of the stock owned by F&M. On August 8, 2003, Nelnet Inc., an affiliated company, acquired all of the stock owned by Packers Service Group, Inc. and Union Financial Services, Inc.

On October 1, 2002, the Company acquired 100% of the common stock of Shockley Financial Corporation (SFC). This acquisition was accounted for by the purchase method of accounting and the results of operation of SFC since October 1, 2002 are included in the consolidated statements of income.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Marketable securities are valued at quoted market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market value is included in income. Realized gains and losses are determined using the specific-identification method.

(b) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(c) Investment Advisory Fees

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

(d) Underwriting Fees

Underwriting fees arise from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably determinable.

(e) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

(f) Income Taxes

In accordance with the limited corporation filing status, all income of UFS Securities, L.L.C. is taxable at the member's level. As a result of the purchase by Nelnet Inc. of 100% of the outstanding stock of UFS Securities, L.L.C., it will be considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet Inc. from the date of purchase through December 31, 2003.

SFC is a C corporation and is subject to tax liability at the corporate level. SFC became a member of the Nelnet Inc. and subsidiaries consolidated income tax group as a result of the transaction described above on the date of the purchase and will be filing a separate return from January 1, 2003 through the date of purchase. There are currently no deferred income tax items related to this entity.

(g) Statements of Cash Flows

For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with a maturity of three months or less.

(h) Reclassifications

Certain amounts have been reclassified in 2002 to conform to the current year presentation.

(i) Consolidation

Included in the financial statements is SFC, a wholly owned subsidiary of UFS Securities, L.L.C. SFC is not included in the Company's focus report.

(3) Related Party Transactions

Substantially all income is derived from transactions with parties related through common ownership. During 2003 and 2002, the Company paid related parties approximately $297,000 and $170,000, respectively, for payroll costs. Rent expense paid to related parties totaled approximately $12,000 in both 2003 and 2002. Miscellaneous fees and commissions paid to related parties approximated $75,000 and $46,000 in 2003 and 2002, respectively. Management fees paid to a related party that is partially owned by the officers and directors of UFS Securities, L.L.C. totaled approximately $3,756,000 and $1,130,000 in 2003 and 2002.

(4) Regulatory Matters

(a) Focus Report

The Company's members' equity, as reported in the financial statements, is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5 Parts II and IIA.

The Company's cash and cash equivalents, as reported in the financial statements, includes approximately $1,565,000, which is invested in money market funds. These are reported as other securities on the Company's Focus Report.

(b) ***Net Capital Requirement***

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1). Because the Company holds no customer accounts, rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2003, the Company had net capital, as defined and as adjusted, of $1,772,943.

KPMG LLP
Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
UFS Securities, L.L.C. and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of UFS Securities, L.L.C. and subsidiary (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in: (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 6, 2004

Schedule

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Computation of Net Capital

December 31, 2003

Total members' equity (from consolidated statement of financial condition)	$	2,544,367
Deduct members' equity not allowable for net capital		—
Total members' equity qualified for net capital		2,544,367
Deduct nonallowable assets:		
Prepaid expenses, other receivables, and other assets		734,847
Furniture and equipment, net		10,356
		745,203
Net capital before haircuts on securities positions		1,799,164
Haircuts on securities (computed pursuant to rule 15c3-1)		26,221
Net capital	$	1,772,943

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	13,484
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		1,522,943
Excess net capital at 1000%		1,752,715

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	202,271
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	202,271
Ratio of aggregate indebtedness to net capital		11%

UFS Securities, L.L.C. and subsidiary claims exemption under rule 15c3-3(k)(1).

See accompanying independent auditors' report on internal accounting control required by Securities and Exchange Commission rule 17a-5.